Filed Pursuant to Rule 253(g)(2)
File No. 024-10567

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 9 DATED MAY 2, 2017
TO THE OFFERING CIRCULAR DATED SEPTEMBER 30, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Midland Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated September 30, 2016, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on October 5, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Second Amended and Restated Promissory Grid Note;
•	Reduction in Management Compensation

Second Amended and Restated Promissory Grid Note

On April 30, we entered into a Second amended and restated Promissory Grid Note (the “Second Amended and Restated Promissory Grid Note”), as borrower, with Rise Companies Corp. (“Lender”) as the lender thereto. Lender is the parent company and sole member of our Manager. Accordingly, prior to entering into the Second Amended and Restated Promissory Grid Note, Manager’s independent representative reviewed and approved of the terms of the Second Amended and Restated Promissory Grid Note. The Second Amended and Restated Promissory Note replaces the earlier Third Amended and Restated Promissory Grid Note by and between Lender and the Company, dated as of January 31, 2017.

Availability

The Second Amended and Restated Promissory Grid Note is a revolving line of credit in the aggregate principal amount of $10 million. The aggregate amount of the loans made under the Second Amended and Restated Promissory Grid Note, together with the aggregate amount of any other loans made under any other promissory grid notes that the Lender may enter into with other real estate investment trusts it has sponsored, shall at no time exceed $10 million. As of April 30, 2017, there were four (4) other similar promissory grid notes outstanding.

Collateral

The Second Amended and Restated Promissory Grid Note is an unsecured line of credit.

Interest

Any principal drawn down under the Second Amended and Restated Promissory Grid Note shall bear interest at a rate equal to 3.0% per annum, calculated on a 30-day month / 360-day year basis.

Maturity Date

All outstanding principal and interest on the Second Amended and Restated Promissory Grid Note is due and payable on July 30, 2017.

The foregoing description of the Second Amended and Restated Promissory Grid Note does not purport to be complete.

Purpose

While there are no restrictions on the use of the proceeds received under the Second Amended and Restated Promissory Grid Note, the Company intends to use the proceeds for asset acquisitions.

Reduction in Management Compensation

General Explanatory Statement

Beginning on May 1, 2017, the Company's Manager is reducing its quarterly asset management fee from 1.0% to 0.85%, as well as changing its special servicing fee from 1.00% of the original value of a non-performing asset to only reimbursement of actual expenses incurred on the Company's behalf in connection with the special servicing of non-performing assets.

Accordingly, the following disclosure updates and replaces the disclosure contained in our Offering Circular to reflect the changes in the Manager's fee structure.

 Management Compensation

Our Manager and its affiliates receive fees and expense reimbursements for services relating to this and our prior offering, as well as for the investment and management of our assets. The items of compensation are summarized in the following table. Neither our Manager nor its affiliates receive any selling commissions or dealer manager fees in connection with the offer and sale of our common shares. See “Management Compensation” for a more detailed explanation of the fees and expenses payable to our Manager and its affiliates.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount

	Offering Stage

Offering Expenses — Manager	Our Manager has paid and will continue to pay offering expenses on our behalf in connection with the offering of our shares. We reimburse our Manager for these costs and future offering costs it may incur on our behalf.	1,000,000

Acquisition and Development Stage

Acquisition / Origination Fee — Manager or its Affiliate	The borrower pays up to 2.0% of the amount funded by our sponsor or affiliates of our sponsor to acquire or originate commercial real estate loans or the amount invested in the case of other real estate investments, excluding any acquisition and origination expenses and any debt attributable to such investments. We are not entitled to this fee.	Paid by the co-investors, joint-venture or borrower at closing. Actual amounts are dependent upon the total equity and debt capital we raise; we cannot determine these amounts at the present time.

Reimbursement of Acquisition / Origination Expenses — Manager	We reimburse our Manager for actual expenses incurred in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not we ultimately acquire or originate the investment.	Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ); we cannot determine these amounts at the present time.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount

Operational Stage

Asset Management Fee — Manager	Quarterly asset management fee currently equal to an annualized rate of 0.85%, which, until December 31, 2017, will be based on our net offering proceeds as of the end of each quarter, and thereafter will be based on our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. The amount of the asset management fee may vary from time to time, and we will publicly report any changes in the asset management fee.	Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ) and the results of our operations; we cannot determine these amounts at the present time.

Special Servicing Fee – Manager or Other Party	We reimburse our Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets, including, but not limited to, reimbursement of non-ordinary expenses and employee time required to special service a non-performing asset. Whether an asset is deemed to be non-performing is in the sole discretion of our Manager.	Actual amounts are dependent upon the occurrence of an asset becoming non-performing, the original value of such asset, and the results of our operations; we cannot determine these amounts at the present time.

Other Operating Expenses — Manager	We reimburse our Manager for out-of-pocket expenses paid to third parties in connection with providing services to us. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs.	Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

The expense reimbursements that we pay to our Manager also include expenses incurred by our sponsor in the performance of services under the shared services agreement between our Manager and our sponsor, including any increases in insurance attributable to the management or operation of our Company.

Liquidation/Listing Stage

Equity Disposition Fees – Manager	0.50% of the gross proceeds, after repayment of any property-level debt, from the liquidation of any of our equity investments in real estate.	Actual amounts are dependent upon the price at which we sell or otherwise liquidate our investments; we cannot determine these amounts at the present time.